UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                             Commission File Number

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                   1, Vassilissis Sofias Meg. Alexandrou Str.
                                 151 24 Maroussi
                                     Greece

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K as Exhibit 1 is the press release issued by TOP Tankers Inc. (the "Company") on March 15, 2007 announcing the Company's distribution of revised Form 1099-DIV for 2006.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TOP TANKERS INC.


Dated: March 23, 2007               By     /s/ Stamatis N. Tsantanis
                                       ---------------------------------------
                                         Name: Stamatis N. Tsantanis
                                         Title:   Chief Financial Officer

                                                                  Exhibit 1

TOP TANKERS INC.



NEWS RELEASE for March 15, 2007
-------------------------------
Contact:     Michael Mason (investors)          Stamatis Tsantanis, CFO
             Allen & Caron Inc                  TOP Tankers Inc
             212 691 8087                       011 30 210 812 8199
             michaelm@allencaron.com            snt@toptankers.com

                STATEMENT BY TOP TANKERS REGARDING FORM 1099-DIV

ATHENS, GREECE (March 15, 2007) ... TOP Tankers (NasdaqGS:TOPT) said today that its transfer agent, Computershare, will distribute revised Form 1099-DIV for 2006 reflecting the portion of the dividends received by shareholders during 2006 that are dividends and the portion that should be treated as a return of capital. In the event that shares are held by a broker in street name, shareholders should contact their broker in regards to the revised Form 1099-DIV for 2006.

     A distribution by a corporation to its shareholders is treated as a dividend for US federal income tax purposes to the extent it comes from current and accumulated earnings and profits ("E&P") and as a return of capital to the extent that it exceeds E&P.

     In 2006 TOP Tankers paid a total of $217.5 million in dividends. Of this amount, $86.7 million was distributed from current and accumulated earnings and $130.8 million was distributed as a return of capital.

About TOP Tankers Inc

     TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 24 tankers, consisting of 13 double-hull Suezmax tankers and 11 double-hull Handymax tankers, with a total carrying capacity of approximately 2.5 million dwt, of which 88.2% are sister ships. Fifteen of the Company's 24 tankers are on time charter contracts with an average term of over three years with all but three of the time charters including profit sharing agreements.

                                     # # # #

SK 23116 0001 758527